SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-held Company

MATERIAL FACT

São Paulo, SP, Brazil, February 15, 2019 - GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”), makes available to the market the following notice received on this date:

“PLANNER CORRETORA DE VALORES S.A., with headquarters in the city and state of São Paulo, in Avenida Brigadeiro Faria Lima, No. 3900, 10 floor, Itaim Bibi, and enrolled with the Brazilian Corporate Taxpayer’s Registry (“CNPJ/ME”) under No. 00.806.535/0001-54, jointly with PLANNER REDWOOD ASSET MANAGEMENT ADMINISTRAÇÃO DE RECURSOS LTDA., with headquarters in the city and state of São Paulo, in Avenida Brigadeiro Faria Lima, No. 3900, 10 floor, Itaim Bibi, and enrolled with the Brazilian Corporate Taxpayer’s Registry under No. 10.405.423/0001-45 (hereinafter jointly referred as Planner Corretora de Valores S.A. as “Investment Manager”), pursuant to the provisions of article 12 of CVM Instruction 358, of January 3, 2002, hereby informs that:

(a)    On February 14, 2019, the Investment Manager, through investment funds managed by it, came to hold a total of 8,000,000 (eight million) common shares issued by Gafisa S.A. (“Company”), which accounts for 18.45% of the Company’s common shares.

(b)    The Investment Manager, as well as the investment funds managed by it, or persons related thereto, (b.1) do not have any other shares or securities convertible into shares issued by the Company in addition to the amount stated above; and (b.2) are not party to any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company;

(c)     The Investment Manager, through investment funds managed by it: (c.1) intends to alter the managerial structure of Gafisa and undertakes to keep the market informed in this subject; (c.2) does not have, in this moment, the purpose of attaining any particular shareholding.”

GAFISA S.A.
Ana Maria Loureiro Recart
Chief Executive, Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 15, 2019

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer